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October 25, 1999



Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549


Ladies and Gentlemen:

         We were previously principal accountants for AM Communications, Inc. and, under the date of June 30, 1999, we reported on the financial statements of AM Communications, Inc. as of and for the years ended April 3, 1999 and March 28, 1998. On October 11, 1999 we resigned as principal accountants. We have read AM Communications, Inc.'s statements included under Item 4 of its Form 8-K dated October 14, 1999, as amended on October 25, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with AM Communications, Inc.'s statement that the change was not recommended by the Board of Directors or Audit Committee.

Very truly yours,



/s/ KPMG LLP
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KPMG LLP